

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

Michael Prinn
Chief Financial Officer
SeaChange International, Inc.
500 Totten Pond Road
Waltham, MA 02451

      Re: SeaChange International, Inc.
          Form 10-K for the fiscal year ended January 31, 2020
          Filed April 20, 2020
          File No. 001-38828

Dear Mr. Prinn:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 31, 2020

Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page 59

1.   We note your disclosures related to your revenue recognition policies and we also note the material changes in the balances of unbilled receivables during the periods presented and during the subsequent interim period. Please address the following:

- More fully explain the differences between the Framework system and the legacy system. Specifically address differences in the products and services you deliver and perform and differences in the functionality from a customer's prospective. Also, fully explain any differences in the related revenue recognition policies and the billing terms and conditions.

- More fully explain the material changes in unbilled receivables during the periods presented and during the subsequent interim period. Specifically address what the unbilled receivables relate to in terms of products and/or services, explain why the amounts have not been billed, and explain when and under what circumstances the amounts will be billed, including the specific contractual terms.
- Help us better understand how and why unbilled receivables have substantially increased such that the balance sheet amounts represented 9% of revenue as of January 31, 2019, 35% of revenue as of January 31, 2020 and 113% of revenue as of October 31, 2020.
- More fully explain your disclosures that "the selling price of Framework is highly variable", customer pricing is based on "operating expense savings", and "revenue recognition and consideration related to the Framework software license is allocated under the residual method". Specifically address how you determine the purchase price for the Framework and how you determine the amount you allocate to the related software license.
- Based on the nature of your business, help us better understand how and why you believe the decreases in product revenues during the three and nine months ended October 31, 2020 of 92% and 81% were primarily due to the the pandemic.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing